Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

among

FNOF PRECIOUS HONOUR LIMITED,

RIM PEAK TECHNOLOGY LIMITED

and

O2MICRO INTERNATIONAL LIMITED

Dated as of September 30, 2022

i

ii

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 30, 2022, is entered into by and between FNOF Precious Honour Limited, a company incorporated under the laws of British Virgin Islands (“Parent”), Rim Peak Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and O2Micro International Limited, an ordinary resident company incorporated with limited liability under the laws of the Cayman Islands (the “Company”). Unless otherwise indicated or elsewhere defined herein, capitalized terms used herein shall have the meanings ascribed to them in Section 9.03 hereof.

RECITALS

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “CICL”), Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (as defined in the CICL) (the “Surviving Company”) and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger and consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions by the holders of Shares at the Shareholders Meeting and direct that this Agreement, the Plan of Merger and the consummation of the Transactions be submitted to a vote of the holders of Shares for authorization and approval;

WHEREAS, (i) the respective board of directors of each of Parent and Merger Sub has each (A) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (B) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and consummate the Transactions, and (ii) Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions; and

WHEREAS, as a condition to and inducement of the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, (i) Forebright (the “Guarantor”) has executed and delivered to the Company a limited guarantee in favor of the Company with respect to certain obligations of Parent under this Agreement (as may be amended from time to time, the “Limited Guarantee”); and (ii) the Rollover Shareholders have each executed and delivered to Holdco the rollover and support agreement (the “Support Agreement”), providing that, amongst other things and subject to the terms and conditions set forth therein, the Rollover Shareholders will (A) vote all Rollover Shares beneficially owned by them in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and (B) agree, upon the terms and subject to the conditions in the Support Agreement, to receive no cash consideration for cancellation of the Rollover Shares in accordance with this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

Article I

THE MERGER

Section 1.01        The Merger.

On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the Surviving Company and become a wholly owned Subsidiary of Parent.

Section 1.02        Closing; Closing Date.

Unless otherwise agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) electronically as soon as practicable, but in any event no later than the fifteenth (15th) Business Day following the day on which the last of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) is satisfied or, if permissible, waived pursuant to this Agreement. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.03        Effective Time.

Upon the terms and subject to the conditions set forth herein, on the Closing Date, the Company, Parent and Merger Sub shall (a) cause the plan of merger with respect to the Merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL, and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the CICL in connection with the Merger. The Merger shall become effective on the date as specified in the Plan of Merger in accordance with the CICL (such date and time, the “Effective Time”).

Section 1.04        Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in the Plan of Merger and the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

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Section 1.05        Governing Documents.

At the Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association in the form annexed to the Plan of Merger shall be the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with applicable Law and such memorandum and articles of association; provided, that at the Effective Time, (a) all references to the name of the Surviving Company shall be amended to “O2Micro International Limited” and (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger; and (c) such memorandum and articles of association shall include such indemnification, advancement of expenses and exculpation provisions as required by Section 6.05(a).

Section 1.06        Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time or such other persons designated by Parent shall be the initial directors of the Surviving Company, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Article II

TREATMENT OF SECURITIES; MERGER CONSIDERATION

Section 2.01        Cancellation and Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)               each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$0.1 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)               each American Depositary Share (an “ADS” or collectively, the “ADSs”), each representing fifty (50) Shares, issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the Shares represented by such ADSs, shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$5.0 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

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(c)               each of the Excluded Shares and ADSs representing the Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d)               each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments set forth in Section 2.03; and

(e)               each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such conversion shall be effected by means of the cancellation of such shares of Merger Sub, in exchange for the right to receive one (1) ordinary share of the Surviving Company. Such ordinary shares of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.

Section 2.02        Company Share Plans.

(a)               The Company shall (i) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans at the Effective Time and (ii) provide for the treatment of each Company Option that is then outstanding and unexercised, whether or not vested or exercisable, and each Company RSU that is then outstanding, whether or not vested, in accordance with this Section 2.02.

(b)               Subject to Section 2.02(e), each holder (or his or her designee) of a Vested Company Option shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (but in any event no later than thirty (30) Business Days after the Closing Date) pursuant to the Company’s ordinary payroll practices, a cash amount (without interest and subject to Section 2.02(f)) equal to (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option, multiplied by (ii) the number of Shares underlying such Vested Company Option; provided, that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled and the holder of any such Vested Company Option shall not be entitled to payment of any consideration therefor.

(c)               Subject to Section 2.02(e), at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holders of the Unvested Company Options, each Unvested Company Option shall be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco (“Holdco Common Stock”). Except as otherwise set forth in this Agreement, each assumed Unvested Company Option (each, an “Assumed Unvested Option”) shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement relating thereto as in effect immediately prior to the Effective Time, except that (A) each Assumed Unvested Option shall be exercisable for that number of whole shares of Holdco Common Stock equal to the product obtained by multiplying the number of Shares that were issuable upon exercise of such Assumed Unvested Option immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole number of shares of Holdco Common Stock; (B) the per share exercise price for each share of Holdco Common Stock issuable upon exercise of such Assumed Unvested Option shall be equal to the quotient obtained by dividing the exercise price per Share at which such Assumed Unvested Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent and (C) each Assumed Unvested Option shall be subject to the terms and conditions set forth in the Award Amendment. Notwithstanding the foregoing, the Unvested Company Options held by an individual who does not sign the Award Amendment prior to the Effective Time shall not be assumed by Holdco but shall instead be cancelled, and the holder of any such Unvested Company Option shall not be entitled to payment of any consideration therefor.

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(d)               Subject to Section 2.02(e), at the Effective Time, each Company RSU shall be assumed by Holdco and converted into a restricted stock unit award with respect to a number of shares of Holdco Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (x) the number of Shares subject to such Company RSU by (y) the Exchange Ratio (“Converted RSUs”), and such Converted RSUs will be subject to the same terms and conditions (including the same vesting conditions and provisions relating to vesting acceleration, if any) as were applicable to such Company RSUs immediately prior to the Effective Time, except that each Converted RSU shall be subject to the terms and conditions set forth in the Award Amendment. Notwithstanding the foregoing, the Company RSUs held by an individual who does not sign the Award Amendment prior to the Effective Time shall not be assumed by Holdco but shall instead be cancelled, and the holder of any such Company RSUs shall not be entitled to payment of any consideration therefor.

(e)               Each of the Company Options and/or Company RSUs granted to

(A)              the Persons set forth on Part I of Schedule 2.02 hereto, whether vested or unvested, that are cancelled at the Effective Time shall, except as otherwise agreed to in writing between such Persons and Parent, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty (30) Business Days after the Closing Date), a cash amount (without interest and subject to Section 2.02(f)) determined as follows: (x) in the case of Company Options, the cash payment shall be determined in a manner consistent with the provisions applicable to Vested Options under Section 2.02(b) and (y) in the case of Company RSUs, the cash amount shall be determined by multiplying the Per Share Merger Consideration by the number of Shares underlying such Company RSUs;

(B)               the Persons set forth on Part II of Schedule 2.02 shall be treated as follows by virtue of the Merger:

(x)        Immediately prior to the Effective Time, each Company RSU held by such Persons shall become fully vested and the restrictions with respect thereto shall lapse (the “Accelerated RSU”), and each such Accelerated RSU shall be immediately settled into one Share. All such Shares shall be converted at the Effective Time into a number of shares of Holdco Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of Shares previously subject to such Accelerated RSU by (ii) the Exchange Ratio.

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(y)        Immediately prior to the Effective Time, each Company Option held by such Persons shall fully vest and become a Vested Company Option (the “Accelerated Option”). At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the Persons set forth on Part II of Schedule 2.02, each Accelerated Option shall be assumed by Holdco and converted into an option to purchase shares of Holdco Common Stock. Except as otherwise set forth in this Agreement, each assumed Accelerated Option (each, an “Assumed Accelerated Option”) shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement relating thereto as in effect immediately prior to the Effective Time (other than the vesting terms that may have otherwise applied), except that (i) each Assumed Accelerated Option shall be exercisable for that number of whole shares of Holdco Common Stock equal to the product obtained by multiplying the number of Shares that were issuable upon exercise of such Assumed Accelerated Option immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole number of shares of Holdco Common Stock; and (ii) the per share exercise price for each share of Holdco Common Stock issuable upon exercise of such Assumed Accelerated Option shall be equal to the quotient obtained by dividing the exercise price per Share at which such Assumed Accelerated Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent; and

(C)               the Persons set forth on Part III of Schedule 2.02 hereto, whether vested or unvested, shall, except as otherwise agreed to in writing between such Persons and Parent, in exchange therefor, be issued with an employee incentive award with respect to a number of shares of Holdco Common Stock, to replace such Company Option and/or Company RSU. The replacement stock options granted in exchange for such Company Options shall be determined in a manner consistent with the provisions applicable to the assumption of Unvested Company Options under Section 2.02(c), and the replacement restricted stock units granted in exchange for such Company RSUs shall be determined in a manner consistent with the provisions applicable to the assumption of Company RSUs under Section 2.02(d), provided, that if a Person set forth on Part III of Schedule 2.02 hereto holds Vested Company Options and the Exercise Price of such Vested Company Options is equal to or greater than the Per Share Merger Consideration, such Vested Company Options shall be cancelled for no consideration and any such Vested Company Options shall not be entitled to the treatment of Vested Company Options contemplated by this Section 2.02(e)(C). For the avoidance of doubt, such replacement stock options and replacement restricted stock units shall be subject to the terms and conditions set forth in the Award Amendment. Notwithstanding the foregoing, the Company Options and Company RSUs held by an individual who does not sign the Award Amendment prior to the Effective Time shall not be assumed by Holdco but shall instead be cancelled, and the holder of any such Company Options and/or Company RSUs shall not be entitled to payment of any consideration therefor.

(f)                Any payment under this Section 2.02 shall be subject to all applicable Taxes and Tax withholding requirements, and each applicable withholding agent shall be entitled to withhold Taxes under applicable Tax Law in respect thereof. Each holder of Company Options or Company RSUs shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

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(g)               As promptly as practicable following the date hereof and in any event prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions reasonably necessary to effect the provisions of this Section 2.02. Promptly following the date hereof but in any event prior to the Effective Time, the Company shall deliver a written notice to each holder of Company Options or Company RSUs informing such holder of the treatment of such Company Options or Company RSUs contemplated by this Section 2.02.

(h)               Parent shall cause the Surviving Company to pay to each holder of Vested Company Options and the Persons set forth on Part I of Schedule 2.02 hereto, the amounts required pursuant to Section 2.02(b) and Section 2.02(e)(A), as applicable, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty (30) Business Days after the Closing Date).

Section 2.03        Dissenting Shares.

(a)               Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares,” and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b)               For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have not exercised or perfected or who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the CICL shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, in consideration of the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have not exercised or perfected or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICL.

(c)               The Company shall give Parent (i) prompt notice of any notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the CICL received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (ii) the opportunity to participate in negotiations and proceedings with respect to any such notice or demand for appraisal under the CICL. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

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(d)               In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICL within twenty (20) days of obtaining the Requisite Company Vote at the Shareholders Meeting.

Section 2.04        Exchange of Share Certificates, etc.

(a)               Paying Agent. Prior to the Effective Time, (x) Parent shall select and appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and Section 2.03(b) (in the case of Section 2.03(b), when ascertained) (collectively, the “Merger Consideration”), and (y) Parent shall enter into a paying agent agreement with the Paying Agent. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares) and ADSs (other than ADSs representing the Excluded Shares), cash in immediately available funds and in an amount sufficient to pay the full amount of the Merger Consideration (such cash, the “Exchange Fund”).

(b)               Exchange Procedures. Promptly after the Effective Time, the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of such Shares shall be effected); and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) or such other documents as may be required in exchange for the Per Share Merger Consideration. Promptly following any Shares ceasing to be Dissenting Shares pursuant to Section 2.03(b), Parent shall cause the Paying Agent to mail to the applicable shareholders the documents described in the immediately preceding sentence. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding in accordance with Section 2.04(i), and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other Taxes and other government charges due to or incurred by the Depositary in connection with the cancellation of their ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 2.04(i)) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II.

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(c)               Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares (other than Excluded Shares or Dissenting Shares) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a) and Section 2.03(b).

(d)               Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed, or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to shareholders of the Company (including holders of ADSs) who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable. Shareholders of the Company who are untraceable but subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company; provided, that monies unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to any Governmental Authority pursuant to applicable Laws shall, to the extent permitted by applicable Law, become property of the Surviving Company.

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(e)               Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares or ADSs occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs), Company Options and Company RSUs the same economic effect as contemplated by this Agreement prior to such action.

(f)                Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company; provided that no such investment or losses shall affect the amounts payable to such holders and Parent or the Surviving Company, as applicable, shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment to the extent necessary to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall be the exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.04(b), Section 2.04(d), this Section 2.04(f) and Section 2.04(g), the Exchange Fund shall not be used for any other purpose.

(g)               Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares (other than Excluded Shares) and ADSs (other than ADSs representing the Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.01(a) and Section 2.01(b).

(h)               No Liability. None of the Paying Agent, the Rollover Shareholders, the Guarantor, Parent, Holdco, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)                 Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent, Merger Sub and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs, Company Options or Company RSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as applicable, to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Company Options or Company RSUs in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be.

Section 2.05        No Transfers.

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From and after the Effective Time, (a) the register of members of the Company shall be closed, and there shall be no registrations of transfers in the register of members of the Surviving Company of the Shares that were outstanding immediately prior to the Effective Time, and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than the Excluded Shares and the Dissenting Shares, and for no consideration in the case of Excluded Shares and only in accordance with Section 2.03 in the case of the Dissenting Shares.

Section 2.06        Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement dated November 4, 2005, entered into by and among the Company, the Depositary and all holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to (a) the disclosures in the Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date hereof but excluding statements in any “Risk Factors” section or similar cautionary, predictive or forward-looking disclosure, (b) the disclosures set forth or referenced in the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify (x) the section or subsection of this Agreement to which it corresponds in number and (y) such other section(s) or subsections(s) of this Agreement to which the relevance of such information is readily apparent), and (c) any information that would cause one or more of the representations and warranties contained in this Article III to be untrue or incorrect, of which any of the Management Members has actual knowledge prior to the date of this Agreement. Subject to the foregoing, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01        Organization and Qualification. Each of the Company and its Subsidiaries is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except to the extent the failure to have such power or authority is not material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except to the extent the failure to be so qualified or licensed is not material to the Company and its Subsidiaries, taken as a whole.

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Section 3.02        Constitutional Documents.

The Company has heretofore furnished to Parent a true and complete copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company set forth in the Exhibit 8.1 to the Company’s 2021 annual report on Form 20-F filed with the SEC on April 18, 2022. All memorandum and articles of association or equivalent organizational documents of the Group Companies are in full force and effect as of the date hereof. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03        Capitalization.

(a)               The authorized share capital of the Company is US$100,000 divided into (i) 4,750,000,000 Shares of US$0.00002 each and (ii) 250,000,000 Preference Shares with nominal or par value of US$0.00002 each. As of September 28, 2022, (i) 1,459,298,000 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Preference Share is issued and outstanding, (iii) 226,520,050 Shares are reserved for future issuance pursuant to the outstanding Company Options and Company RSUs, and (iv) 209,738,600 Shares are issued and held by the Company as treasury shares.

(b)               Except for the Company Options and Company RSUs referred to in Section 3.03(a), there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by any Group Company relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of any Group Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Group Company and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of any Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries. There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company. The Company does not have any secured creditors holding a fixed or floating security interest.

(c)               The grant of each such outstanding Company Option was validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the relevant Company Share Plans, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules and regulations of The NASDAQ Global Select Market (“Nasdaq”) and all other applicable Laws. The grant of each such Company RSU was validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the relevant Company Share Plans, the Exchange Act, the rules and regulations of Nasdaq and all other applicable Laws. Except as otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Option or any Company RSU as a result of the Transactions.

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(d)               All Shares subject to issuance upon due exercise of a Company Option or settlement of a Company RSU, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (i) the Company Share Plans pursuant to which the Company has granted the Company Options and Company RSUs that are currently outstanding, (ii) the form of award agreement evidencing such Company Options and Company RSUs and (iii) award agreements evidencing such Company Options and Company RSUs with terms that are materially different from those set forth in the form of award agreement.

(e)               The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is owned by such Group Company free and clear of all Liens (except for Permitted Encumbrances). The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is not subject to any outstanding obligations of any Group Company requiring the registration under any securities Law for sale of such share capital or registered capital, as the case may be.

Section 3.04        Authorization.

(a)               The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, execute and deliver the Plan of Merger and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, and the consummation by it of the Transactions, in each case, subject only to the authorization and approval by way of a shareholders’ special resolution of this Agreement, the Plan of Merger and the Transactions by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at the Shareholders Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL and the memorandum and articles of association of the Company.

(b)               This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

(c)               The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement, and the Plan of Merger and consummate the Transactions; (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions; and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions to the holders of Shares (the “Company Recommendation”) and direct that this Agreement, the Plan of Merger and the consummation of the Transactions be submitted for approval by the shareholders of the Company at the Shareholders Meeting. As of the date hereof, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn.

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(d)               The Special Committee has received from Needham & Company, LLC (the “Financial Advisor”) its written opinion, dated the date of this Agreement, based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, to the effect that, the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) are fair, from a financial point of view, to such holders. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement and Schedule 13E-3. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

Section 3.05        No Conflict; Required Filings and Consents.

None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) assuming the Requisite Company Vote is obtained, conflict with or result in any breach of any provision of the organizational or governing documents of any Group Company, (b) require any filing by the Company or any of its Subsidiaries with, or the obtaining of any permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, state, local or supranational, or any self-regulatory or quasi-governmental authority (each, a “Governmental Authority”), except for (i) compliance with any applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder, (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iii) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger, including the joining of the Company in the filing of the Schedule 13E-3, which shall incorporate by reference the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, (iv) such filings as may be required under the Nasdaq rules and regulations in connection with this Agreement or the Merger, and (v) Additional Requisite Regulatory Approval (if any) (collectively, the “Requisite Regulatory Approvals”), (c) require any consent or waiver by any Person under, result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract, (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries (except any Lien required under the Financing Documents and/or any definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable) and contingent upon the occurrence of the Effective Time), or (e) violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except, with respect to clauses (c), (d) and (e), for any such occurrence that individually or in the aggregate has not had and would not have a Company Material Adverse Effect. Notwithstanding anything to the contrary herein and for the purpose of this Agreement, Requisite Regulatory Approvals shall include such other consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities that any of the Parties is notified and/or required by any Governmental Authority after the date hereof to complete and/or obtain in connection with the Transactions, which shall, upon the receipt of such notice from the Governmental Authority, be incorporated to this Section 3.05 automatically (each of such Requisite Regulatory Approvals, an “Additional Requisite Regulatory Approval”).

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Section 3.06        Permits; Compliance with Laws.

(a)               Except (i) as would not reasonably be expected to have a Company Material Adverse Effect, (ii) for those authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority for which any Group Company has submitted an application, the Company and its Subsidiaries are in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate their properties or to carry on their business substantially in the manner described in the Company SEC Reports filed prior to the date hereof and substantially as is being conducted as of the date of this Agreement (collectively, the “Material Company Permits”), and except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all of the Material Company Permits are valid, in full force and effect, and are not subject to any pending or, to the knowledge of the Company, threatened legal proceeding by any Governmental Authority to suspend, cancel, modify, terminate or revoke any such Material Company Permit, (ii) the Company and each of its Subsidiaries are in compliance with the terms and requirements of such Material Company Permits, and (iii) the Company and each of its Subsidiaries is not in default under, and to the Company’s knowledge, no condition exists that with notice or lapse of time or both would constitute a default under or would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of, any such Material Company Permit.

(b)               For any business carried out by any Group Company in the PRC, such Group Company has not violated any PRC Law that imposes any prohibition or restriction on foreign investment, except for such violation that would not reasonably be expected to have a Company Material Adverse Effect. Each Group Company that is established in the PRC has been conducting its business activities within the permitted scope of business, and has been operating its business in compliance with all relevant legal requirements and with all requisite permits, licenses and approvals granted by, and filings and registrations made with the competent Governmental Authorities of the PRC except for such violation that would not reasonably be expected to have a Company Material Adverse Effect.

(c)               Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Group Companies are and have been in compliance with all applicable Laws and the applicable listing, corporate governance and other rules and regulations of Nasdaq in all material respects, (ii) no event has occurred and no circumstance exists that, with or without notice or lapse of time, may (x) constitute or result in a material violation by any Group Company of, or a failure on the part of such entity to comply with in any material respect, any applicable Laws, or (y) give rise to any material obligation on the part of any Group Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, and (iii) no Group Company is in default, breach or violation of any Law applicable to it or by which any of its share, security, equity interest, property or asset is bound or affected or has received any written notice or communication of any material non-compliance with any applicable Law that has not been cured.

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(d)               To the best knowledge of the Company, no Group Company or any of the Company Representatives is a Prohibited Person, and no Prohibited Person serves as an officer, consultant or director of any Group Company. To the best knowledge of the Company, no Group Company has (i) conducted or agreed to conduct any business, or entered into or agreed to enter into any transaction with a Prohibited Person or (ii) materially violated, or operated in material non-compliance with, any applicable export restrictions, anti-boycott regulations, or embargo regulations. No Group Company or, to the best knowledge of the Company, any of their respective directors, administrators, officers, board of directors, members, employees, agents, Affiliates or other persons acting on behalf of any Group Company (collectively, the “Company Representatives”) has violated any Anticorruption Law, nor has any Group Company or, to the best knowledge of the Company, any Company Representative (x) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment, that would violate any applicable Anticorruption Laws, or (y) offered, paid, promised to pay, or authorized the payment of any money or anything of value, to any Government Official or to any person under circumstances where a Group Company or any Company Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a person:

(i)                 for the purpose of: (A) influencing any act or decision of a Government Official in his or her official capacity; (B) inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; (C) securing any improper advantage; or (D) inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or

(ii)              in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks, other unlawful or improper means of obtaining business or advantage or would otherwise violate any Anticorruption Law.

(e)               Except as would not reasonably be expected to have a Company Material Adverse Effect, the Group Companies are in compliance with all of the SAFE Rules and Regulations and duly and lawfully obtained all requisite permits, licenses, approvals, filings and registrations and other requisite formalities with the SAFE as required under the SAFE Rules and Regulations which are in full force and effect, and there exist no grounds on which any such permits, licenses, approvals, filings or registrations may be cancelled or revoked or any Group Company or its legal representative may be subject to liability or penalties for misrepresentations or failures to disclose information to SAFE or its local counterparts

Section 3.07        SEC Filings; Financial Statements.

(a)               The Company has filed or otherwise furnished (as applicable), all material forms, reports, statements, schedules and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2019 (together with any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, as of the date of filing of such amendment), the Company SEC Reports (i) complied in all material respects with the requirements of the Exchange Act, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or amended, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or amendment date (as applicable).

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(b)               Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared, in all material respects, in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, except as may be noted therein.

(c)               Except as and to the extent set forth in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on April 18, 2022 or otherwise disclosed by the Company in current reports on Form 6-K, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected in the consolidated financial statements of the Company, except for liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company SEC Reports, (B) incurred pursuant to this Agreement or in connection with the Transactions, or (C) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)               Other than those disclosed in the Company SEC Reports, (i) the Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) which are applicable to it, (ii) the Company has established and maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act to ensure that all material information concerning the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents, and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Neither the Company nor, to the best knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

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(e)               The Group Companies maintain a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with GAAP and include those policies and procedures that are designed to (i) provide reasonable assurance that transactions are executed in accordance with management’s general or specific authorizations, (ii) require the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a Group Company’s assets, (iii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in conformity with GAAP, (iv) provide reasonable assurance that receipts and expenditures of the Company are permitted only in accordance with appropriate authorization, (v) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a Group Company’s assets that would have a material effect on the consolidated financial statements, and (vi) provide reasonable assurance that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.08        Proxy Statement.

The information supplied by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein including the notice of the Shareholders Meeting and the form of proxy) will not (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub, the Rollover Shareholders, the Guarantor or any of their respective Affiliates or Representatives (as the case may be) for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09        Absence of Certain Changes.

Since December 31, 2021, except as expressly contemplated by this Agreement or for actions taken to respond to COVID-19 (including its variants), each Group Company has conducted business in all material respects in the ordinary course of business and in a manner consistent with past practice, and there has not been any Company Material Adverse Effect.

Section 3.10        Absence of Litigation.

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Except as set forth in the Company Disclosure Schedule, as of the date of this Agreement, there is no litigation, hearing, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened in writing against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority which (a) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (b) if decided adversely against the Company, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement in any material respect or the consummation of the Transactions.

Section 3.11        Employee Benefit Plans.

(a)               With respect to each Company Employee Plan, the Company has made available to Parent copies of each such Company Employee Plan document, including all amendments thereto, and all related trust documents. Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Employee Plan has been established, operated and maintained in compliance with its terms and with applicable Law in all material respects.

(b)               Except as expressly provided under this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the Transactions alone (whether alone or in connection with any additional or subsequent events such as a termination of employment), will (i) entitle any current or former director, employee or consultant of any Group Company to material compensation in the form of a severance payment or similar payment, (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Employee Plans, or (iii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Employee Plan on or following the Effective Time.

Section 3.12        Labor and Employment Matters.

(a)               Neither the Company nor any of its Subsidiaries is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining agreements or labor contracts or understandings with any labor unions, works councils, or labor organizations. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to their businesses, or (ii) lockout, strike, slowdown, work stoppage or threat thereof by or with respect to any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries (each, an “Employee”), and during the last three (3) years there has not been any such action.

(b)               There are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened in writing to be brought by or filed with any Governmental Authority or otherwise based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of its Subsidiaries that, if individually or collectively resolved against the Company or its Subsidiaries, would reasonably be expected to result in a Company Material Adverse Effect.

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Section 3.13        Real Property; Title to Assets.

(a)               Except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to each Owned Real Property: (i) the relevant Group Company has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Owned Real Property, free and clear of all Liens, except Permitted Encumbrances, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof, and (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. The relevant Group Company has complied in all material respects with all of the terms and conditions of, and all of its obligations under, the relevant real property purchase contract in relation to any Owned Real Property owned by it.

(b)               Except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Enforceability Exception, (ii) the Group Companies’ possession of the Leased Real Property under such Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease, and (iii) neither any Group Company nor, to the knowledge of the Company, any other party to the Lease is in breach or default under such Lease.

Section 3.14        Intellectual Property.

(a)               Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own or possess adequate licenses or other valid and enforceable rights to use (in each case, free and clear of any Liens, except for Permitted Encumbrances), all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as currently conducted and as currently proposed to be conducted, taken as a whole.

(b)               Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the use of any Intellectual Property in connection with the operation of their respective businesses or otherwise by the Company or its Subsidiaries does not infringe upon, misappropriate, or otherwise violate and has not in the past three (3) years infringed upon, misappropriated or otherwise violated the Intellectual Property rights of any person and is in compliance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use such Intellectual Property, (ii) neither the Company nor any of its Subsidiaries has received any written notice of, and to the best knowledge of the Company, there is no threatened, assertion or claim that it, or the business or activities of the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services), is infringing upon, diluting, misappropriating, or otherwise violating or has infringed upon, diluted, misappropriated, or otherwise violated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property nor are there any facts or circumstances that would form the basis for any claim against the Company or any of its Subsidiaries of infringement, unauthorized use, or violation of any Intellectual Property right of any person, or challenging the ownership, use, validity or enforceability of any Intellectual Property owned by any Group Company, (iii) to the best knowledge of the Company, neither the Company nor any of its Subsidiaries nor the business or activities of the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services) infringes, dilutes or misappropriates or has infringed, diluted or misappropriated any Intellectual Property rights of any person, and (iv) to the best knowledge of the Company, no person (including current and former officers, employees, consultants and contractors of any Group Company) is currently infringing, diluting or misappropriating Intellectual Property owned by the Company or any of its Subsidiaries.

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(c)               With respect to each Intellectual Property owned by any Group Company, except as set forth in the Company Disclosure Schedule or would not reasonably be expected to have a Company Material Adverse Effect, (i) such Group Company is the owner of the right, title and interest in and to such Intellectual Property, and is entitled to use, transfer and license such Intellectual Property in the continued operation of its respective business without payment to any Third Party (other than to one or more Governmental Authorities or other similar parties for the purposes of registering and maintaining such rights), (ii) no Group Company is obligated to assign ownership of any such Intellectual Property to any Third Party and (iii) no Group Company is bound by or subject to any non-compete or other restrictions on the operation and scope of its respective business.

(d)               With respect to each item of Intellectual Property licensed to any Group Company, except as would not reasonably be expected to have a Company Material Adverse Effect, (i) such Group Company has the right to use such Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Intellectual Property, and (ii) to the best knowledge of the Company, no party to any license of such Intellectual Property is in breach thereof or default thereunder.

(e)               No person is challenging in writing the validity, enforceable, use or ownership of or, to the best knowledge of the Company, threatening to challenge, or infringing upon, misappropriating, or otherwise violating any right of the Company or any of its Subsidiaries with respect to any material Intellectual Property owned by or licensed to the Company or its Subsidiaries.

(f)                The Company and its Subsidiaries have taken all actions reasonably necessary to (i) maintain and protect each material item of Intellectual Property that they own or are licensed or otherwise authorized to use, and (ii) protect the confidentiality and value of trade secrets and other know-how or confidential or proprietary information (together, the “Trade Secrets”) that are owned by any Group Company or provided to any Group Company by any Third Party under conditions of confidentiality, including having and effectively implementing in the business operations of the Company and its Subsidiaries Intellectual Property, information security and privacy measures comparable with those implemented by similarly situated companies in the U.S. and the PRC operating in the industry of the Company and its Subsidiaries.

(g)               The Company IT Assets are (A) adequate and sufficient for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s and its Subsidiaries’ businesses and the protection of Trade Secrets by the Group Companies, and (B) are free from any material defects, viruses, worms and other malware. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices and the Company IT Assets have not failed in any material respect.

Section 3.15        Privacy and Data Security.

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Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company complies, and at all times have complied, with all applicable Privacy Laws and with applicable Privacy Policies.

Section 3.16        Taxes.

(a)               Each Group Company has, in all material respects, duly and timely filed (taking into account any applicable extension of time within which to file) all Tax Returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged (whether or not reflected on a Tax Return), other than such payments as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP. All such Tax Returns are true, accurate and complete in all material respects. No Tax authority or agency or other Governmental Authority is asserting in writing or, to the best knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith in all material respects. There are no pending or, to the best knowledge of the Company, threatened Actions for the assessment or collection of any Taxes against any Group Company. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax.

(b)               To the best knowledge of the Company, except as would not reasonably be expected to have a Company Material Adverse Effect, (i) no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of any Group Company is currently in progress, and (ii) no Group Company has been notified of any written request for, or any threat of, such an audit or other examination or administrative, judicial or other proceeding.

(c)               No Group Company incorporated outside the PRC takes the position for tax purposes that it is a “resident enterprise” of the PRC and no Group Company is Tax resident or required to file a Tax Return in any jurisdiction other than its jurisdiction of formation.

(d)               Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects at the time of its submission and none of such Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates contained any material misstatement or material omission that would have affected the granting of such Tax exemptions, holidays, deferrals, incentives or other preferential treatments or rebates.

Section 3.17        Material Contracts.

(a)               For purposes of this Agreement, “Material Contracts” means all of the following types of Contracts to which any Group Company is a party as of the date of this Agreement:

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(i)                 any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)                 any Contract relating to (A) the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement, (B) strategic cooperation or partnership arrangements, or (C) other similar agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by any Group Company that is material to the business of the Company, taken as a whole;

(iii)                 any Contract involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any person or any Contract relating to the making of any such loan, advance or investment that is material to the financial status of the Company;

(iv)                 any Contract involving Indebtedness of the Company or any of its Subsidiaries in excess of US$3 million;

(v)               any Contract granting or evidencing a Lien on any material properties or assets of the Company or any of its Subsidiaries, other than a Permitted Encumbrances;

(vi)             any Contract for the acquisition, disposition, sale, transfer or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries that have a fair market value or purchase price of more than US$3 million (by merger, purchase or sale of assets or stock or otherwise) or pursuant to which the Company or any of its Subsidiaries have continuing, indemnification, guarantee, “earn-out” or other contingent payment obligations;

(vii)          any Contract for the employment of any officer, individual employee or other person by the Company or any of its Subsidiaries on a full-time or consulting basis or any severance agreements calling for payments in excess of US$3 million annually;

(viii)        any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business that is material to the Company and its Subsidiaries, taken as a whole;

(ix)             any Contract (other than Contracts granting Company Options or Company RSUs) giving the other party the right to terminate such Contract as a result of this Agreement or the consummation of the Transactions, where (A) such Contract requires any payment in excess of US$3 million to be made by the Company or any of its Subsidiaries or (B) the value of the outstanding receivables due to the Company and its Subsidiaries under such Contract is in excess of US$3 million;

(x)               any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guarantee by the Company or any of its Subsidiaries;

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(xi)             any Contract providing for (A) a license, covenant not to sue or other right granted by any Third Party under any Intellectual Property to the Company or any of its Subsidiaries, (B) a license, covenant not to sue or other right granted by the Company or any of its Subsidiaries to any Third Party under any Intellectual Property, other than agreements for off-the-shelf Software, (C) an indemnity of any person by the Company or any of its Subsidiaries against any charge of infringement, misappropriation, unauthorized use or violation of any Intellectual Property right, or (D) any royalty, fee or other amount payable by the Company or any of its Subsidiaries to any person by reason of the ownership, use, sale or disposition of Intellectual Property;

(xii)          any Contract between the Company or any of its Subsidiaries, on one hand, and any Affiliate or other entity in which any Group Company has a direct or indirect equity interest, or director, or executive officer, or any person beneficially owning ten percent (10%) or more of the outstanding Equity Securities of any Group Company or any of their respective Affiliates (other than the Group Companies), or immediate family members or any of the respective Affiliates of such family members, on the other hand;

(xiii)        any Contract which have not been covered by subsections (i) through (xiii) and involves consideration of more than US$3 million, in the aggregate, over the remaining term of such Contract; or

(xiv)         any other Contract which could reasonably be expected to have a Company Material Adverse Effect.

(b)               Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Enforceability Exception; (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Enforceability Exception, (iii) no Group Company and, to the knowledge of the Company, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract; (iv) to the knowledge of the Company, no person intends to terminate or cancel any Material Contract; (v) no Group Company has received any written claim of default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that would give rise to any claim of default under any Material Contract (to the extent remain unresolved); and (vi) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts (including any amendments thereto) that have not been filed or furnished to the SEC.

Section 3.18        Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “business combination,” “fair price,” “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

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Section 3.19        Interested Party Transactions.

The Company has disclosed in the Company SEC Reports each material Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Company, one the other hand, entered into during fiscal years covered by such Company SEC Reports, in each case that is required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act, other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of any Group Company, (b) reimbursement for expenses incurred on behalf of any Group Company and (c) other employee benefits, including Contracts entered into under the Company Share Plans.

Section 3.20        Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21        Environmental Matters.

Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in all respects in compliance with all applicable Environmental Laws, and (ii) the Company and each of its Subsidiaries have obtained and possess all material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (“Environmental Permits”), and all such Environmental Permits are in full force and effect. Neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in material violation of or liable under any Environmental Law.

Section 3.22        Insurance.

Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect and are of the type and in amounts customarily carried by Persons conducting business similar to the Company; (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost; (c) neither the Company nor any of its Subsidiaries has received any threatened termination of, material premium increase with respect to, or material alteration of coverage under any of its respective insurance policies; and (d) neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

Section 3.23        No Other Representations or Warranties.

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Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or with respect to any other information provided to Parent or Merger Sub or any of their respective Affiliates or Representatives in connection with the Transactions. Neither the Company nor any other person on behalf of the Company will have or be subject to any liability or indemnity obligations to Parent, Merger Sub, their respective Affiliates or Representatives resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01        Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the place of its incorporation and has the requisite corporate power and authority to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement.

Section 4.02        Authorization.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exception.

Section 4.03        No Conflict; Required Filings and Consents.

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(a)               The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b)               The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filings or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) compliance with the rules and regulations of Nasdaq, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, and (iv) the Requisite Regulatory Approvals.

Section 4.04        Capitalization. The authorized share capital of Parent is US$50,000 consisting of 50,000 ordinary shares, par value of US$1.00 per share. As of the date of this Agreement, one share of Parent is issued and outstanding, which has been duly authorized, validly issued, fully paid and non-assessable and is wholly owned by Holdco. The authorized share capital of Merger Sub is US$50,000 consisting of 50,000 shares, par value of US$1.00 per share. As of the date of this Agreement, one share of Merger Sub is issued and outstanding, which has been duly authorized, validly issued, fully paid and non-assessable and is wholly owned by Parent. All outstanding share capital of Merger Sub is owned by Parent free and clear of all Liens (except any Lien required pursuant to the Financing Documents and/or any definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable)). Other than contemplated by the Transaction Documents and Contracts that are or will be publicly disclosed by the Management Members, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in Merger Sub.

Section 4.05        Available Funds and Financing.

(a)               Parent has delivered to the Company true copies of (i) an executed commitment letter from the financial institution named therein (as the same may be amended or modified pursuant to Section 6.07), (the “Debt Commitment Letter”) (which may be redacted with respect to any provisions that would not affect the conditionality, enforceability, availability, termination or the aggregate principal amount of the Debt Financing), confirming its commitment, subject to the terms and conditions thereof, to provide or cause to be provided the debt amount set forth therein in connection with the Transactions (the “Debt Financing”), and (ii) an executed equity commitment letter from Forebright (the “Equity Commitment Letter” and, together with the Debt Commitment Letter or, if applicable the Alternative Financing Documents, the “Financing Documents”), pursuant to which Forebright has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, Equity Securities of Holdco, up to the aggregate amount set forth therein (the “Equity Financing” and, together with the Debt Financing or, if applicable, the Alternative Financing, the “Financing”). The proceeds of the Financing shall be used to, among others, finance the consummation of the Transaction.

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(b)               As of the date hereof, (i) each of the Financing Documents is in full force and effect and is a legal, valid and binding obligation of Parent (as applicable and subject to the Enforceability Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Enforceability Exception), and (ii) none of the Financing Documents has been amended or modified and no such amendment or modification is contemplated (other than as permitted by Section 6.07 or this Section 4.05), and the respective commitments contained in the Financing Documents have not been withdrawn, terminated or rescinded (other than as permitted by Section 6.07 or this Section 4.05). Assuming the Financing is funded in accordance with the Financing Documents, and after taking into account cash and other sources of immediately available funds available to Holdco, Parent, Merger Sub and the Company, Parent and Merger Sub will have available to them, as of the Effective Time, all funds necessary for Parent, Merger Sub and the Company to pay (1) the Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions contained therein.

(c)               Parent or Merger Sub will pay, or cause to be paid, when due all fees arising under the Debt Commitment Letter as and when they become due and payable thereunder.

(d)               As of the date hereof, to the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Merger Sub, Parent, or any other parties thereto, under the Financing Document; or would otherwise excuse or permit the financing sources under any Financing Document to refuse to fund their respective obligations under the Financing Document. As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time.

Section 4.06        Proxy Statement.

None of the information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein), at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein), at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.07        Solvency.

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Neither Parent nor Merger Sub is entering into the Transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger as set forth herein, immediately after giving effect to all of the transactions contemplated hereby, including the payment of the Merger Consideration and the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time.

Section 4.08        Absence of Litigation.

As of the date of this Agreement, there are no proceedings pending or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any property or asset of Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their obligations under the Transaction Documents.

Section 4.09        Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.10        Limited Guarantee.

The Limited Guarantee has been duly and validly executed and delivered by the Guarantor executing the Limited Guarantee and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Guarantor that executed it, enforceable against the Guarantor in accordance with the terms thereof subject to the Enforceability Exceptions, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 4.11        Ownership of Shares.

As of the date hereof, other than (i) the Shares (including Shares represented by ADSs) held by the Management Members as of the date hereof as set forth in Schedule A attached hereto, and (ii) the Company Options and Company RSUs held by the Management Members as of the date hereof set forth in Part II of Schedule 2.02, none of Parent, Merger Sub, the Management Members, the Guarantor nor any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 4.12        Parent Group Contracts.

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Parent has delivered to the Company and the Special Committee a true and complete copy of each of: (i) the Equity Commitment Letter, (ii) the Limited Guarantee, and (iii) the Support Agreement (collectively, the “Parent Group Contracts”), including all amendments thereto or modifications thereof. As of the date hereof, other than (x) the Parent Group Contracts and (y) Contracts that are or will be publicly disclosed by the Management Members, there are no other Contracts (i) relating to the Transactions between or among two or more of the following persons (including any two of the same category of person): Parent, Merger Sub, any Management Member, or the Guarantor (or through any of their respective Affiliates, but excluding any agreements among any one or more of the foregoing solely relating to the Surviving Company following the Effective Time), (ii) relating to the Transactions between or among Parent, Merger Sub, any Management Member, the Guarantor or any of their respective Affiliates, on the one hand, and any member of the Company’s management, any member of the Company Board or any of the Company’s shareholders in their capacities as such, on the other hand or (iii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.13        Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis were performed by Parent, Merger Sub, and their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that, as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement).

Section 4.14        No Reliance on Company Estimates.

The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Each of Parent and Merger Sub further acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 4.15        No Additional Representations.

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Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

Article V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01        Conduct of Business by the Company Pending the Merger.

The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as required by applicable Law or specifically permitted or contemplated by this Agreement and the Plan of Merger, unless Parent may otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the businesses of the Group Companies shall be conducted in the ordinary course of business consistent with past practice; and (ii) the Company shall use its reasonable efforts to preserve substantially intact the assets and the business organization of the Group Companies, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other persons with which any Group Companies has material business relations as of the date hereof. For the purpose of this Agreement, each and all good faith reasonable pandemic- or epidemic-related measures in responding to COVID-19, or any escalation thereof, taken by the Group Companies as required by Law or Governmental Authorities, after written notice to and consultation with Parent, shall not constitute a breach of this Section 5.01. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as required by applicable Law or specifically permitted or contemplated by this Agreement, the Company shall not, and shall procure that no Group Company will, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)               amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)               issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of any Group Company (other than in connection with (A) the exercise of any Company Options or Company RSUs in accordance with the Company Share Plans, (B) the withholding of Company securities to satisfy tax obligations with respect to Company Options or Company RSUs, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or Company RSUs, (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, or (E) any transaction among the Company and its direct or indirect wholly owned Subsidiaries), (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$5 million, except in the ordinary course of business or pursuant to Contracts existing as of the date hereof, or (iii) any material Intellectual Property owned by or licensed to any Group Company, except in the ordinary course of business consistent with past practice;

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(c)               declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries consistent with past practice);

(d)               reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase of Shares to satisfy obligations under the Company Share Plans, including the withholding of Shares in connection with the exercise of Company Options or Company RSUs in accordance with the terms and conditions of such Company Options or Company RSUs (as applicable));

(e)               effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving any Group Company, or create any new Subsidiary, other than the Transactions;

(f)                acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$5 million in any transaction or related series of transactions;

(g)               make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof in excess of US$5 million in aggregate;

(h)               incur, assume, alter, amend or modify any Indebtedness, or guarantee any Indebtedness, or issue any debt securities, except for (i) the incurrence or guarantee of Indebtedness under any Group Company’s existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness, (ii) any Indebtedness among the Group Companies, or (iii) not in an aggregate amount in excess of US$5 million;

(i)                 other than expenditures necessary to maintain assets in good repair consistent with the past practice, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$5 million or capital expenditures which are, in the aggregate, in excess of US$5 million for the Group Companies taken as a whole;

(j)                 except as required pursuant to any Company Employee Plan or this Agreement, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any Employee of any Group Company other than the hiring or termination of employees with an aggregate annual compensation of less than US$300,000, (ii) grant or provide any severance or termination payments or benefits to any Employee of any Group Company, in each case, in excess of US$150,000, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to any Employee of any Group Company except such increases or payments, in the aggregate, do not cause an increase in the labor costs of the Group Companies, taken as a whole, by more than 4%, (iv) make any new equity awards to any Employee of any Group Company, (v) establish, adopt, amend or terminate any Company Employee Plan or materially amend the terms of any outstanding Company Options (other than the execution of Award Amendments), (vi) take any action to accelerate the vesting or payment, of compensation or benefits under the Company Employee Plan, or (vii) forgive any loans to any Employee of any Group Company;

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(k)               issue or grant any option to purchase Shares, restricted share unit or award of other types to any person except pursuant to the Company Share Plans or this Agreement;

(l)                 make any changes with respect to financial accounting policies or procedures in any material respect, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(m)             enter into, amend, modify, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof);

(n)               enter into any Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of any Group Company, one the other hand, except for (i) Contracts solely between the Company or its wholly owned Subsidiaries, (ii) Contracts, with due approval following the Company’s internal governance rules and policies, entered into on an arm’s length basis and to be carried out in the ordinary course of the Company’s business and (iii) Contracts permitted under Section 5.01(j);

(o)               terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;

(p)               settle, release, waive or compromise any pending or threatened Action of or against any Group Company (A) for an amount in excess of US$5 million, (B) that would impose any material restrictions on the business or operations of any Group Company, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of any Group Company relating to the Transactions;

(q)               permit any material Intellectual Property owned by any Group Company to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every item of Intellectual Property owned by any Group Company, or grant or license or transfer to any Third Party any material Intellectual Property owned by any Group Company;

(r)                fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act or the rules and regulations promulgated thereunder, except for such filings in connection with the Transactions where Parent, Merger Sub, the Rollover Shareholders, the Guarantor or any of their respective Affiliates or Representative fail to furnish, in a timely manner, any information as the Company or its Representatives may reasonably request;

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(s)                enter into, or propose to enter into, any transaction involving any earn-out or similar payment payable by any Group Company, to any Third Party, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business;

(t)                 engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(u)               make or change any material Tax election, amend any material Tax Return, enter into any closing agreement or seek any ruling from any Governmental Authority with respect to material Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, change any method of Tax accounting or Tax accounting period, initiate any voluntary Tax disclosure to any Governmental Authority, or incur any material amount of Taxes outside of the ordinary course of business; or

(v)               announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02        Compliance.

During the period from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, the Company shall ensure that each Group Company will conduct its business in compliance with all applicable Laws in all material respects, and obtain, make and maintain in effect, all consents, approvals, authorizations or permits of, or filings with or notifications to, the relevant Governmental Authority or other person required in respect of the due and proper establishment and operations of such Group Company in accordance with applicable Laws.

Section 5.03        No Control of Other Party’s Business.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VI

ADDITIONAL AGREEMENTS

Section 6.01        Proxy Statement and Schedule 13E-3.

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(a)               As soon as practicable following the date of this Agreement, but in any event within twenty (20) Business Days after the date hereof, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company by the Requisite Company Vote including a notice convening the Shareholders Meeting in accordance with the Company’s articles of association (such proxy statement and notice, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Parent and Merger Sub shall timely furnish all information as the Company may reasonably request in connection with such actions and preparation of the Proxy Statement and the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company. Nothing in this Section 6.01 is intended to restrict or preclude the Company Board or the Special Committee from effecting a Change in the Company Recommendation on the terms and subject to the condition set forth in this Agreement.

(b)               Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided, that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

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Section 6.02        Company Shareholders Meeting.

(a)               The Company shall establish a record date for determining shareholders of the Company entitled to vote at the Shareholders Meeting (the “Record Date”) in consultation with Parent and shall not change such Record Date or establish a different record date for the Shareholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Law or the memorandum and articles of association of the Company; and in the event that the date of the Shareholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that the Company shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Shareholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Laws or the memorandum and articles of association of the Company or otherwise agreed by Parent in writing. As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 or that it is not reviewing the Schedule 13E-3, the Company shall mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K) as of the Record Date, which meeting the Company shall duly convene and cause to occur as soon as practicable, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions. Subject to Section 6.02(b), without the consent of Parent, the authorization and approval of this Agreement, the Plan of Merger and the Transactions are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders Meeting.

(b)               As soon as practicable, the Company shall hold the Shareholders Meeting. Subject to this Section 6.02 and Section 6.04, the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and shall take all other action necessary or advisable to secure the Requisite Company Vote. In the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation or any Superior Proposal is commenced, publicly proposed or disclosed, or otherwise communicated to the Company or any other person, the Company shall nevertheless submit this Agreement, the Plan of Merger and the Transactions, to the holders of the Shares for authorization and approval at the Shareholders Meeting in accordance with this Section 6.02, unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting.

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(c)               Notwithstanding Section 6.02(b), the Company may, after consultation in good faith with Parent, and the Company shall, upon written request of Parent, adjourn or recommend the adjournment of the Shareholders Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders Meeting, (ii) as otherwise required by applicable Law, or (iii) if as of the time for which the Shareholders Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting. If the Shareholders Meeting is adjourned, the Company shall convene and hold the Shareholders Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence, provided, that the Company shall not recommend to its shareholders the adjournment of the Shareholders Meeting to a date that is less than five (5) Business Days prior to the Long Stop Date.

(d)               Parent may request that the Company adjourn or postpone the Shareholders Meeting for up to ninety (90) days (but in any event no later than five (5) Business Days prior to the Long Stop Date), (i) if as of the time for which the Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholders Meeting or (B) voting in favor of the authorization and approval of this Agreement, the Plan of Merger, and the Transactions to obtain the Requisite Company Vote or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders Meeting, in which event the Company shall, in each case, cause the Shareholders Meeting to be postponed or adjourned in accordance with Parent’s request.

Section 6.03        Access to Information.

(a)               From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreement, upon reasonable advance notice in writing from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources (including potential sources) and other authorized representatives of Parent and such other parties, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties. Nothing in this Agreement shall require the Company or any of its Subsidiaries to give access to or disclose any information to Parent or any of its Representatives if such access or disclosure would (i) violate any Contract entered into prior to the date of this Agreement, applicable Law or Order (provided that the Company shall use its reasonable efforts to cause such information be provided in a manner that would not result in such violation), (ii) jeopardize any attorney-client privilege, work product doctrine or other applicable privilege, or (iii) give a Third Party the right to terminate or accelerate the rights under a Contract entered into prior to the date of this Agreement (provided that the Company shall use its reasonable efforts to cause such information be provided in a manner that would not result in such jeopardy for right to terminate or accelerate).

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(b)               All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreement.

(c)               No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04        No Solicitation of Transactions.

(a)               Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except pursuant to Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate, knowingly encourage (including by way of furnishing nonpublic information concerning any Group Company), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to, or that may reasonably be expected to lead to, any Competing Transaction, or (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement). The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours), in writing, of any proposal or offer regarding a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact, and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Parent informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. Except as otherwise provided in this Agreement, the Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction and immediately revoke or withdraw access of any Third Party to any data room containing any nonpublic information concerning any Group Company and request, and use its reasonable efforts to cause, all such Third Parties to promptly return or destroy all such nonpublic information. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement that would prohibit or restrict the Company from providing such information to Parent in accordance with this Section 6.04(a).

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(b)               Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in violation of Section 6.04, the Company and its Representatives may, with respect to such proposal or offer and acting only under the direction of the Special Committee:

(i)                 contact the person who has made such proposal or offer solely to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal;

(ii)              provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement, provided, that the Company shall concurrently make available to Parent any information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives; and

(iii)            engage or participate in any discussions or negotiations with the person who has made such proposal or offer;

provided, that prior to taking any actions described in clause (ii) or (iii) above, the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law, and (C) provided prior written notice to Parent.

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(c)               Except as set forth in Section 6.04(d), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw (or not continue to make), qualify or modify (or publicly propose to change, withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to make the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, (x) fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer), provided, that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited, or (y) fail to publicly reaffirm the Company Recommendation, in each case of (x) and (y) within ten (10) Business Days after Parent so requests in writing, or (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction (any of the foregoing, a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

(d)               Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not withdrawn and which was not obtained in violation of Section 6.04 and the Company Board (in its good faith judgment acting upon the unanimous recommendation of the Special Committee) or the Special Committee (after consultation with its financial advisor and outside legal counsel) determines that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board (upon the recommendation of the Special Committee) or the Special Committee may, (A) effect a Change in the Company Recommendation or (B) with respect to such Superior Proposal, authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and enter into an Alternative Acquisition Agreement, but only (i) if the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) with respect to such proposal or offer; (ii) after (A) providing at least five (5) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and providing any proposed agreements related thereto), identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation or authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and the manner in which it intends (or may intend) to do so, it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing, so that such Third Party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement, the Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that any material modifications to such Third Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04, provided, further, that with respect to the new written notice to Parent, the Superior Proposal Notice Period shall be deemed to be a three (3) Business Day period rather than the five (5) Business Day period first described above; and (iii) following the end of such five (5) Business Day period or three (3) Business Day period (as applicable), the Company Board shall have determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that taking into account any changes to this Agreement and the Financing proposed by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. None of the Company, the Company Board or any committee of the Company Board shall enter into any Contract with any Third Party to limit or not to give prior notice to Parent of its intention to effect a Change in the Company Recommendation.

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(e)               Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to a Competing Transaction, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided, that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board or the Special Committee, as applicable, has received and is currently evaluating such Competing Transaction) that does not include an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the Transactions shall be deemed to be a Change in the Company Recommendation, or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(f)                Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so. Except as permitted by this Section 6.04, the Company Board shall not effect a Change in the Company Recommendation. Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with Section 8.03, this Agreement shall be submitted to the shareholders of the Company at the Shareholders Meeting whether or not (A) a Change in the Company Recommendation shall have occurred and/or (B) any Competing Transaction shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors.

(g)               Notwithstanding anything in this Section 6.04 to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained, the Company Board (acting at the recommendation of the Special Committee), or the Special Committee, may make a Change in the Company Recommendation and/or terminate this Agreement for a reason unrelated to a Competing Transaction if (i) the Company Board (acting at the recommendation of the Special Committee) or the Special Committee determines, in good faith (after consultation with its financial advisor and outside legal counsel) that, in light of an Intervening Event, failure to make a Change in the Company Recommendation and/or terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) the Company notifies the Parent in writing, at least five (5) Business Days in advance, that it intends to effect a Change in the Company Recommendation and/or termination of this Agreement in connection with such Intervening Event, which notice shall specify the nature of the Intervening Event in reasonable detail; (iii) after providing such notice and prior to making such Change in the Company Recommendation in connection with such Intervening Event, the Company shall negotiate in good faith with Parent during such five (5) Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board not to effect a Change in the Company Recommendation or termination of this Agreement in connection with such Intervening Event; and (iv) the Company Board shall have considered in good faith any changes to this Agreement and shall have again determined, acting at the direction of the Special Committee, in good faith, taking into account any changes to this Agreement proposed in writing by the Parent Group in response to the aforementioned notice, that it would continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law not to effect the Change in the Company Recommendation or termination of this Agreement in light of the Intervening Event.

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(h)               The Company shall promptly inform its Representatives of the obligations applicable to such Representatives in this Section 6.04.

Section 6.05        Directors’ and Officers’ Indemnification and Insurance.

(a)               The indemnification, advancement and exculpation provisions of the indemnification agreements by and between the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Group Companies under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement, and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any Indemnified Party. The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

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(b)               The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the “Maximum Annual Premium”), and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In lieu of maintaining the directors’ and officers’ liability insurance policies contemplated by this Section 6.05(b), the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company so long as the annual cost of such policy does not exceed the Maximum Annual Premium. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c)               Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply, and Parent shall cause the Surviving Company to comply, with all of the Company’s obligations, and each of the Surviving Company and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law, provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

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(d)               In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e)               The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a Third Party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f)                Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06        Notification of Certain Matters.

Subject to applicable Law and the requirements of this Agreement, each of the Company and Parent shall promptly notify the other in writing of:

(a)               any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)               any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)               any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)               a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of such party having occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided further, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

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Section 6.07        Financing.

(a)               Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (i) obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter or on other terms not materially less favorable to Parent and Merger Sub, (ii) maintain in effect the Debt Commitment Letter until the Transactions are consummated, and (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Debt Commitment Letter applicable to Parent or Merger Sub that are within its control; provided, that Parent or Merger Sub may amend or modify the Debt Commitment Letter, or elect to replace all or any portion of the Debt Financing with alternative debt financing (the “Alternative Financing”), in each case so long as (A) the aggregate proceeds of the Debt Financing (as amended or modified) and/or the Alternative Financing, together with the aggregate proceeds of the Equity Financing and the cash and other sources of funds immediately available to Parent, Merger Sub and the Company, will be sufficient for Parent and the Surviving Company to pay (x) the Merger Consideration, and (y) any other amounts required to be paid in connection with the consummation of the Transactions on the terms and conditions contemplated hereby, including all related fees and expenses associated therewith that are payable at the Effective Time, and (B) such amendment or modification or the Alternative Financing would not prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources have committed to provide the Alternative Financing (the “Alternative Financing Documents”), except for engagement letters and fee letters, as soon as practicable after execution thereof. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter and to the extent is not replaced by the Alternative Financing, Parent shall promptly notify the Company.

(b)               Notwithstanding anything to the contrary contained in this Agreement, nothing contained in Section 6.07(a) shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) bring any enforcement action against any source of Debt Financing or Alternative Financing to enforce its respective rights under the Debt Commitment Letter or, if applicable, the Alternative Financing Documents, or (ii) pay any fees in excess of, or agree to “market flex” provisions less favorable to Parent, Merger Sub or the Surviving Company (or any of their Affiliates) than, those contemplated by the Debt Commitment Letter or, if applicable, the Alternative Financing Documents (in each case, whether to secure waiver of any conditions contained therein or otherwise).

(c)               Subject to the terms and conditions of this Agreement, Parent and Merger Sub agree not to amend, modify or waive any provision of the Financing Documents without the prior written consent of the Company, if such amendment, modification or waiver reduces (or would reduce) the aggregate amount of the Financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the Financing (in each case) in a manner that would reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement. Parent shall give the Company prompt notice (i) upon becoming aware of any breach of any provision of, or termination by any party to, the Financing Documents or (ii) upon the receipt of any written notice from any person with respect to any threatened breach or threatened termination of the Financing Documents.

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(d)               Prior to the Closing, the Company agrees to provide, and shall cause each of its Subsidiaries and each of their respective Representatives to provide, to Parent and Merger Sub, such assistance and cooperation as may be necessary or appropriate or otherwise reasonably requested by Parent or its Representatives in connection with the Debt Financing or Alternative Financing and the Transactions, including (i) participation in meetings, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company or its Subsidiaries with Representatives of Parent and any sources or potential sources of the Debt Financing or Alternative Financing, (ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations, other marketing documents and similar documents reasonably requested by Parent or its Representatives in connection with the Debt Financing or Alternative Financing (including obtaining consents of accountants for use of their reports in any materials relating to the Debt Financing or Alternative Financing and delivery of one or more customary representation letters), (iii) as promptly as practicable, furnishing Parent and any sources or potential sources of the Debt Financing or Alternative Financing with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or any sources or potential sources of the Debt Financing or Alternative Financing (the “Required Information”) and directing the Company’s independent accountants to provide assistance and cooperation in connection therewith to Parent and any sources or potential sources of the Debt Financing or Alternative Financing, (iv) reasonably cooperating with advisors, consultants and accountants of Parent or any sources or potential sources of the Debt Financing or Alternative Financing with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any of its Subsidiaries, including for the purpose of establishing collateral eligibility and values, (v) assisting in the preparation of one or more credit agreements, note purchase agreements, indentures or other instruments, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be requested by Parent and otherwise facilitating the pledging of collateral, (vi) (A) to the extent not prohibited by applicable Laws, granting of guaranty, security or pledging of collateral and (B) executing and delivering any guaranty, pledge and security documents, commitment letters, certificates and other definitive financing documents (the “Definitive Debt Documents”), provided, that any collateral pledged or security granted by the Company or any of its Subsidiaries under, and any obligations of the Company or any of its Subsidiaries under, any Definitive Debt Documents to which it is a party shall be contingent upon the occurrence of the Effective Time, (vii) taking all actions reasonably necessary to (A) permit prospective sources of the Debt Financing or Alternative Financing to evaluate the Company’s or any of its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, provided, that the information provided in connection therewith to such prospective sources shall be subject to the terms of the Confidentiality Agreement, and (B) establish bank and other accounts, blocked account agreements and lock box arrangements for the purpose of establishing collateral arrangements, (viii) furnishing Parent, Merger Sub and their respective Representatives, as well as any prospective sources of the Debt Financing or Alternative Financing, promptly (and, if Parent shall have requested, in writing, such information from the Company at least fifteen (15) Business Days prior to the Closing, then in any event at least ten (10) Business Days prior to the Closing) with all documentation and other information required with respect to the Debt Financing or Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations, provided, that the information provided to such prospective sources shall be subject to the terms of the Confidentiality Agreement, (ix) obtaining any necessary rating agencies’ confirmation or approval of the Debt Financing or Alternative Financing, and (x) taking all corporate and other actions reasonably necessary to permit the consummation of the Debt Financing or Alternative Financing, including the execution and delivery of any other certificates, instruments or documents contemplated by the Debt Financing or Alternative Financing and reasonably requested by Parent and to permit the proceeds thereof to be made available at Closing to consummate the Transactions. Neither the Company nor any of its Subsidiaries shall be required to (x) pay any commitment or similar fee prior to the Effective Time or (y) commit to taking any action that is not contingent upon the Closing (including entry into any agreement) or would be effective prior to the Effective Time, in each case to the extent such action would subject it to actual or potential liability in connection with the Debt Financing or Alternative Financing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing or Alternative Financing.

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(e)               Parent shall, upon the termination of this Agreement in accordance with its terms, promptly upon request by the Company in writing, reimburse the Company for all reasonable and documented out-of-pocket costs to the extent incurred by the Company or its Subsidiaries in connection with any cooperation provided pursuant to this Section 6.07 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, expenses or losses actually suffered or incurred by them arising from the arrangement of the Financing and any information utilized in connection therewith (other than information provided in writing by or on behalf of the Company or its Subsidiaries), except in the event such liabilities, expenses or losses arose out of or resulted from (x) the fraud, gross negligence, recklessness or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives or (y) untrue statements of material facts or misleading statements resulting from the omission of material facts in written historical information provided by or on behalf of the Company or its Subsidiaries specifically for use in connection with the Debt Financing (or any Alternative Financing obtained in accordance with Section 6.07(a)).

(f)                Nothing in this Section 6.07 or any other provision of this Agreement shall require, and in no event shall the “reasonable best efforts” of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to waive any term or condition of this Agreement.

Section 6.08        Further Action.

(a)               On the terms and subject to the conditions of this Agreement, each of the parties hereto and their respective Representatives shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) obtaining consent (such consent not to be unreasonably withheld, conditioned or delayed) from the other parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) cooperate with the other parties hereto and, subject to Section 6.08(b) and Section 6.08(c) use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including employing such resources as are necessary to obtain the Requisite Regulatory Approvals.

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(b)               In furtherance and not in limitation of the covenants of the parties contained herein and subject to Section 6.08(c), if (i) any objections are asserted with respect to the Transactions under any Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the Transactions as violating any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, or (ii) any Party is notified by any Governmental Authority after the date of this Agreement of any Additional Requisite Regulatory Approval required to be obtained with respect to the Transactions, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits or obtain such Requisite Regulatory Approval so as to permit consummation of the Transactions.

(c)               Each party hereto shall, upon reasonable request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party or any Governmental Authority (if any) in connection with the Transactions.

Section 6.09        Obligations of Merger Sub.

Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10        Participation in Litigation.

Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the knowledge of the Company on the one hand and the knowledge of Parent on the other hand, threatened against such party or its directors which relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company or its directors relating to this Agreement or the Transactions, and no such Action shall be settled without Parent’s prior written consent.

Section 6.11        Resignations.

On the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of such directors of the Company designated as “independent non-executive directors” in the Company SEC Reports, which shall include a waiver and release of any claims against any Group Company, subject to customary exceptions.

Section 6.12        Public Announcements.

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The press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of Nasdaq, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to obtaining the consent (not to be unreasonably withheld) of such other party. The Company shall not be required to obtain the prior agreement of Parent with respect to any public announcement of the receipt and existence of a Competing Proposal and matters related thereto, or a Change in the Company Recommendation, in each case made in compliance with Section 6.04. This Section 6.12 shall terminate upon a Change in the Company Recommendation.

Section 6.13        Stock Exchange Delisting.

The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable under applicable Laws and rules and policies of Nasdaq to enable the delisting of the Shares and ADSs from Nasdaq and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14        Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.15        Actions Taken at Direction of Parent or Merger Sub.

Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article III, Article V or this Article VI hereof, if the alleged breach results from an action or inaction by the Company specifically directed or approved by Parent, Merger Sub, the Management Members (in their capacity as executive officers), regardless of whether there is any approval by or direction from the Company Board or the Special Committee.

Section 6.16        No Amendment to Parent Group Contracts.

Without the Company’s prior written consent, Parent and Merger Sub shall not enter into any Contract or amend, modify, withdraw or terminate any Parent Group Contract or waive any rights thereunder, in each case, in a manner that would (i) result in a decrease in the number of the Rollover Shares of the Rollover Shareholders, other than as provided in the Support Agreement, or (ii) individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (iii) be adverse to the rights of the Company to enforce certain terms thereof as a third party beneficiary.

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Section 6.17        Cayman Islands Stock Exchange Delisting.

The Company shall use reasonable best efforts to take all actions reasonably necessary, proper or advisable under applicable Laws and rules and policies of the Cayman Islands Stock Exchange to enable the delisting of the ADSs from the Cayman Islands Stock Exchange as promptly as practicable after the Effective Time.

Section 6.18        Available Cash.

The Company shall perform all reasonable actions and things necessary to ensure that, upon written request of Parent at least five (5) Business Days prior to the proposed Closing Date, deposit, or cause to be deposited at or prior to the Effective Time, all or any portion (as requested by Parent) of the Available Cash with the Paying Agent as a source of funds for the payment of any portion of (i) the Merger Consideration, and/or (ii) the fees and expenses payable by Parent and Merger Sub in connection with the Merger and the other Transactions, provided that (i) any failure by the Company to deposit or cause to be deposited all or any portion of the Available Cash pursuant to this Section 6.18 shall not constitute a breach of any agreement or covenant herein and shall not give rise to a failure of any condition to Parent’s or Merger Sub’s obligation to consummate the Merger (including those set forth in Section 7.02(b)) to be satisfied, (ii) the Company and its Subsidiaries shall have no liability to Parent or Merger Sub to pay any Company Termination Fee or other damages solely by reason of the Company’s failure to deposit or cause to be deposited all or any portion of the Available Cash pursuant to this Section 6.18 for any reason, (iii) the Company shall not be obligated to deposit or cause to be deposited any portion of the Available Cash pursuant to this Section 6.18 to the extent the deposit thereof would render any Group Company, or the Group Companies on a consolidated basis, to be insolvent, and (iv) Parent shall cause the Paying Agent to immediately refund and deliver to the Company all of the Available Cash deposited with the Paying Agent if the Effective Time shall have not occurred within three (3) Business Days following such deposit by the Company.

Article VII

CONDITIONS TO THE MERGER

Section 7.01        Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions on or prior to the Closing Date:

(a)               Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)               No Injunction. (i) No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent, which is then in effect or is pending, proposed or threatened, and (ii) no Action, in each case, that has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Merger.

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(c)               Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and be in full force and effect.

Section 7.02        Additional Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a)               Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.01, Section 3.03(a), Section 3.03(b), Section 3.03(e), Section 3.04, Section 3.06(a) and Section 3.09, the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality,” “Company Material Adverse Effect” or any similar standard or qualification set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not, and would not be reasonably expected to, constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.01, Section 3.03(b), Section 3.03(e), Section 3.04 and Section 3.06(a), shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) the representations and warranties set forth in Section 3.03(a) and Section 3.09 shall be true and correct in all respects (except, solely with respect to Section 3.03(a), for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)               Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)               Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served and not validly withdrawn a notice of dissent under Section 238(5) of the CICL.

(d)               Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b), Section 7.02(c) and Section 7.02(e).

(e)               No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and is continuing.

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Section 7.03        Additional Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a)               Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or similar standard or qualification set forth therein) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions.

(b)               Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)               Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04        Frustration of Closing Conditions.

Prior to the Long Stop Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

Article VIII

TERMINATION

Section 8.01        Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting at the direction of the Special Committee).

Section 8.02        Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (acting at the direction of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)               the Effective Time shall not have occurred on or before March 31, 2023, which shall be extended (i) by up to six (6) months upon mutual agreement of the Parent and the Company (acting at the direction of the Special Committee) on or prior to March 31, 2023, or (ii) automatically by three (3) months or such shorter period provided in the definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable) in the event that Parent enters into one such agreement on or prior to March 31, 2023 (such date as may be extended pursuant to this Section 8.02(a), the “Long Stop Date”); or

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(b)               any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order, or taken any other final and non-appealable action, which has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

(c)               the Requisite Company Vote shall not have been obtained at the Shareholders Meeting duly convened therefor and concluded or at any adjournment thereof;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03        Termination by the Company.

This Agreement may be terminated by the Company (acting at the direction of the Special Committee) at any time prior to the Effective Time, if:

(a)               a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Long Stop Date, and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Long Stop Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Long Stop Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02;

(b)               (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth in Section 7.03 have been satisfied (or that the Company is waiving any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within fifteen (15) Business Days following the later of (x) date on which the Closing should have occurred pursuant to Section 1.02 and (y) the date on which the foregoing notice is delivered to Parent;

(c)               prior to the receipt of the Requisite Company Vote, (i) the Company Board (acting upon unanimous recommendation of the Special Committee) or the Special Committee (acting upon unanimous vote and to the extent it is within the authority of the Special Committee) shall have authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d) and (ii) the Company concurrently with the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied with the requirements of Section 6.04 in all material respects (provided that any immaterial non-compliance shall not adversely affect Parent or Merger Sub), and (B) complies with Section 8.06 and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c); or

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(d)               pursuant to Section 6.04(g), provided the Company shall pay the Company Termination Fee payable pursuant to Section 8.06 prior to or concurrently with such termination.

Section 8.04        Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)               a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach, such condition would not be capable of being satisfied prior to the Long Stop Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Merger Sub, as applicable (or, if the Long Stop Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Long Stop Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03; or

(b)               the Company Board or the Special Committee shall have effected a Change in the Company Recommendation.

Section 8.05        Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party) or any Debt Financing Provider; provided, that the terms of Section 6.03(b), Section 6.07(e), Section 6.12, Articles VIII and IX shall survive any termination of this Agreement.

Section 8.06        Termination Fee.

(a)               In the event that:

(i)                 (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the Shareholders Meeting (or prior to the termination of this Agreement if there has been no Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), and (C) within twelve (12) months after the termination of this Agreement, the Company or any of its Subsidiaries consummates, or enters into a definitive agreement in connection with, any Competing Transaction by a Third Party (in each case whether or not the Competing Transaction was the same Competing Transaction referred to in clause (A)) (provided, that for purposes of this Section 8.06(a), all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”);

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(ii)              this Agreement is terminated by Parent pursuant to Section 8.04; or

(iii)            this Agreement is terminated by the Company pursuant to Section 8.03(c) or Section 8.03(d),

then the Company shall pay, or cause to be paid, to Parent or its designees an amount in cash equal to US$1.5 million (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (x) within five (5) Business Days after such termination in the case of a termination referred to in clause (ii) above, (y) prior to or concurrently with the entry by the Company into the definitive agreement in connection with a Competing Transaction in the case of a termination referred to in clause (i) above, or (z) prior to or concurrently with the termination of this Agreement in case of a termination pursuant to clause (iii) above); it being agreed that in no event shall the Company be required to pay the Company Termination Fee more than once.

(b)               Parent will pay, or cause to be paid, to the Company an amount in cash equal to US$3 million (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), such payment to be made as promptly as possible (but in any event within two (2) Business Days after such termination by wire transfer of same day funds); it being agreed that in no event shall Parent be required to pay the Parent Termination Fee more than once.

(c)               Except as otherwise specified in Section 6.07(e) and Section 8.06(d), all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

(d)               In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in The Wall Street Journal Table of Money Rates on such date plus 1.50% or a lesser rate that is the maximum permitted by applicable Law. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)               Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

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(f)                (i) Subject to Section 9.08, in the event that the Company has the right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and costs and expenses under Section 6.07(e) and Section 8.06(d), the receipt of the Parent Termination Fee under the Limited Guarantee (subject to its terms, conditions and limitations) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (A) Parent, Merger Sub, Holdco, the Guarantor and the Rollover Shareholders, (B) the former, current and future direct or indirect holders of any equity, general or limited partnership or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of Parent, Merger Sub, Holdco, any Guarantor or Rollover Shareholder, (C) any Debt Financing Provider or any agent or representative of or to Parent, Merger Sub, Holdco or any Guarantor or Rollover Shareholder, or (D) any former, current or future direct or indirect holders any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any of the foregoing (clauses (A) through (D) of this (f), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated. For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including any Transaction Document) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and the costs and expenses pursuant to Section 6.07(e), Section 8.06(d), and in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, or directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”), seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including any Transaction Document), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 6.07(e), Section 8.06(b) and Section 8.06(d), or the Guarantor to the extent provided in the Limited Guarantee.

(ii)              Notwithstanding anything herein to the contrary, the Company, on behalf of itself, and its Subsidiaries, and each of its controlled Affiliates and each of the other parties to this Agreement on behalf of itself, its Subsidiaries, and each of its controlled Affiliates agrees that (A) no Debt Financing Provider shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or losses arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance, breach or termination (provided that nothing in this Section 8.06(f)(ii) shall limit the liability or obligations of any Debt Financing Provider under the Debt Commitment Letter, Alternative Financing Documents (if applicable) or any definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable) to which such Debt Financing Provider is a party owed to the other parties thereto (the “Debt Financing Parties”)); and (B) only the Debt Financing Parties shall be permitted to bring any claim against a Debt Financing Provider for failing to satisfy any obligation of such Debt Financing Provider to fund or provide the Debt Financing or Alternative Financing (if applicable) pursuant to the terms of the Debt Commitment Letter, Alternative Financing Documents (if applicable) or any definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable) to which such Debt Financing Provider is a party or otherwise in relation to the Debt Commitment Letter, Alternative Financing Documents (if applicable) or any definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable) to which such Debt Financing Provider is a party.

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(iii)            Subject to Section 9.08, Parent’s right to terminate this Agreement and receive payment from the Company of the Company Termination Fee pursuant to Section 8.06(a) and expenses under Section 8.06(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger to be consummated. Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a) and the costs and expenses under Section 8.06(d), and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(d). While the Parent Group may pursue both (i) a grant of specific performance under Section 9.07 and (ii) seek payment of the Company Termination Fee pursuant to Section 8.06(a) and reimbursement and interest pursuant to Section 8.06(d), under no circumstances shall any Parent Party be permitted or entitled to receive both a grant of specific performance that results in the consummation of the Transactions and payment of the Company Termination Fee and reimbursement and interest in connection with the termination of this Agreement.

(iv)             Notwithstanding anything to the contrary in this Agreement, the Financing Documents, the Support Agreement and the Limited Guarantee or any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder (collectively, the “Transaction Documents”), but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Parent Group collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) (A) under this Agreement or any other Transaction Document, (B) in connection with the failure of the Merger or the other transactions contemplated hereunder or under the Transaction Documents (including the Financing) to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, shall not exceed under any circumstances an amount equal to the sum of (i) the Parent Termination Fee, if any, due and owing to the Company pursuant to Section 8.06(b) and (ii) the amounts, if any, due and owing under Section 8.06(d) and Section 6.07(e).

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Article IX

GENERAL PROVISIONS

Section 9.01        Survival.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.05, Section 6.07(e), Article VIII and this Article IX.

Section 9.02        Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or email, or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)            if to Parent or Merger Sub:

Mr. Shyun-Dii Sterling Du
RmB, 2Fl, Zhangjian Mansion
No 289, Chun Xiao Rd
Pudong New Area
Shanghai Free Trade Zone
China 201203

FNOF Precious Honour Limited
c/o Suite 3720, Jardine House
1 Connaught Place, Central
Hong Kong

Email: kiril.ip@forebrightcapital.com & kallon.gao@forebrightcapital.com with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Attention: Fang Xue, Esq.

Tel +86 10 6502 8600

Fax +86 10 6502 8510

Email: fxue@gibsondunn.com

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(b)           if to the Company:

Grand Pavilion Commercial Centre
West Bay Road, P.O. Box 32331 SMB
George Town, Grand Cayman

(c)           if to the Special Committee, addressed to the care of the Company, with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

Attention: Peter X. Huang, Esq.

Email: Peter.Huang@skadden.com

Section 9.03        Certain Definitions.

(a)          For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the PRC Criminal Law, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, each as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Available Cash” shall mean unrestricted cash of the Company in U.S. Dollars in a U.S. bank account of the Company as of immediately prior to the Effective Time, net of issued but uncleared checks and drafts.

“Award Amendment” shall refer to an agreement between the Company and a holder of Company Options and/or Company RSUs that amends the terms and conditions of the award agreement for such Company Options and/or Company RSUs to provide that the shares subject to such Company Option and/or Company RSU shall only be issuable to the holder if such holder executes an Investor Agreement.

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“beneficial owner” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, Hong Kong or the People’s Republic of China are authorized by Law to be closed.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent and Merger Sub on the date hereof.

“Company Employee Plan” means any written plan, program, policy, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Company IT Assets” means all Software, systems, servers, computers, hardware, firmware, middleware, networks, data, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by or licensed, pursuant to valid and enforceable license agreements, to the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any of its Subsidiaries), is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, properties or results of operations of the Company and its Subsidiaries taken as a whole or (b) prevent or materially delay the consummation of the Transactions or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that in the case of clause (a) only, no Effects arising out of or resulting from any of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: (i) geopolitical conditions, any outbreak or escalation of war, or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic (including COVID-19 and its variants), epidemic or other public health crises, or other force majeure events, (ii) changes in Laws, GAAP or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, in general economic, regulatory or legislative conditions, (v) any announcement, disclosure, pendency or consummation of the Transactions, including any initiation of shareholder litigation or any other legal proceeding relating to this Agreement and/or the Transactions, (vi) any action taken, and/or omission to take any action, by the Company or any of its Subsidiaries at the express request or with the written consent of Parent, Merger Sub or the Management Members, (vii) any action taken by any Group Company that is required by this Agreement or the failure by any Group Company to take any action that is prohibited by this Agreement, (viii) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position (but excluding the underlying circumstances or reasons for that failure), (ix) any decline in the market price, or change in trading volume, of the capital stock of the Company (but excluding the underlying circumstances or reasons for that decline or change) or (x) any change or prospective change in the Company’s credit ratings (but excluding the underlying circumstances or reasons for such change); except, in the case of clause (i), (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants affected by such events that are in the similar industry in which the Company and its Subsidiaries operates.

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“Company Option” means each option to purchase Shares granted under the Company Share Plans at or prior to the Effective Time whether or not such option has become vested at or prior to the Effective Time in accordance with the terms thereof.

“Company Real Property” means Owned Real Property and Leased Real Property.

“Company RSU” means each restricted share unit granted under the Company Share Plans at or prior to the Effective Time whether or not such restricted share unit has become vested at or prior to the Effective Time in accordance with the terms thereof.

“Company Share Plans” means, collectively, the 2005 Share Option Plan, 2005 Share Incentive Plan, and 2015 Share Incentive Plan, of the Company.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of Equity Securities of the Company, or securities convertible into or exchangeable for 15% or more of any class of Equity Securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of Equity Securities of the Company; (v) any other transaction having an effect similar to the foregoing; or (vi) any combination of the foregoing.

“Confidentiality Agreement” means the confidentiality agreement, dated as of April 7, 2022, between the Company and Forebright Capital Management Limited, as may be amended, revised, updated and restated from time to time

“Contract” means any contract, agreement, note, bond, mortgage, indenture, deed of trust, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or otherwise.

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“Debt Financing Provider” means (a) any actual or prospective lender, lead arranger, arranger, bookrunner, underwriter, agent, security agent or hedge provider in respect of any Debt Financing or Alternative Financing, or any successor, assignee or transferee of any of the foregoing, (b) any Affiliate of any Person referred to in (a), or (c) any current, former or future officer, director, employee, agent, representative, shareholder, limited partner, manager, member or partner of any Person referred to in (a) or (b).

“Environmental Laws” means any applicable PRC national, provincial or local Law, U.S. federal, state or local Law or applicable Laws of any other jurisdiction, relating to (a) pollution, (b) the protection of human health and safety (including workplace health and safety) or the environment, including the storage, use, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources, and (c) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Equity Securities” means any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Exchange Ratio” means the Per Share Merger Consideration divided by the fair market value of a share of Holdco Common Stock as of the Effective Time.

“Excluded Shares” means, collectively, (i) the Rollover Shares, (ii) Shares (including Shares represented by ADSs) held by Parent, Merger Sub or any of their respective Subsidiaries, (iii) Shares (including Shares represented by ADSs) held by the Company or any Subsidiary of the Company or held in the Company’s treasury, and (iv) Shares (including Shares represented by ADSs) held by the Depositary and reserved for issuance and allocation pursuant to the Company Share Plans.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option in accordance its terms and conditions thereof.

“Forebright” means FNOF Dynamic Holdings Limited, a company incorporated under the laws of British Virgin Islands.

“Government Official” means (a) any official, officer, employee or representative of, or other individual acting in an official capacity for or on behalf of, any Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise), (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (a) or (b) of this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, including (a) those listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil, (b) those that can cause harm to living organisms, human welfare, or the environment, (c) those whose presence, handling, or management requires registration, authorization, investigation or remediation under Environmental Laws and (d) any petroleum product or by product, asbestos containing material, polychlorinated biphenyl, radioactive material, lead, pesticides, natural gas and nuclear fuel.

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“Holdco” means Right Dynamic Investments Limited, a company incorporated under the laws of British Virgin Islands. As of the date hereof, Holdco is the sole shareholder of Parent.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness; provided that in no event will Indebtedness include any accounts payable or other trade payable arising in the ordinary course of business.

“Intellectual Property” means all rights, anywhere in the world, in or to: (a) patents, patent applications (and any patents that issue from those patent application), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (b) Trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; (e) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (a)-(d); and (f) any and all other intellectual property or proprietary rights.

“Intervening Event” means any material event, material development or material change occurring after the date hereof with respect to the Group Companies or their business, assets or operations of the Group Companies that is unrelated to any Competing Proposal or Competing Transaction and that was unknown and not reasonably foreseeable to the Company as of the date hereof.

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“Investor Agreement” means an agreement among Holdco, the holder of Company Options and/or Company RSUs assumed by Holdco in accordance with Section 2.02, and KY2 pursuant to which such parties agree that the shares subject to such assumed equity awards shall be transferred to KY2 immediately upon the vesting and settlement or exercise, as applicable, of such assumed equity awards.

“IT Assets” means any and all computers, Software, hardware, systems, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment, and all associated documentation.

“knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party, in each case, after due inquiry.

“KY2” means an entity to be established by the Management Members.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company that are material to the business of the Group Companies taken as a whole.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any right of first refusal, right of first offer, call option, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Management Members” means Shyun-Dii Sterling Du and Chuan-Chiung Perry Kuo.

“Owned Real Property” means all real property and interests in real property, land use rights together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

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“Permitted Encumbrances” means (i) Liens securing obligations under capital leases; (ii) easements, permits, rights of way, restrictions, covenants, reservations or encroachments, minor defects or irregularities in and other similar matters affecting title to any Owned Real Property that do not materially impair the value or current use and operation of such Owned Real Property; (iii) any exceptions or other matters expressly disclosed in policies of title insurance with respect to any Owned Real Property; (iv) Taxes, assessments or governmental charges or levies imposed with respect to property which are not yet due and payable or which are being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established in accordance with GAAP; (v) statutory Liens in favor of suppliers of goods arising or incurred in the ordinary course of business for which payment is not yet due or delinquent; (vi) mechanics’, materialmen’s, workmen’s, repairmen’s, landlord’s, warehousemen’s, carrier’s and other similar Liens arising or incurred in the ordinary course of business which are not yet due and payable or which are being contested in good faith; (vii) Liens in respect of pledges or deposits under workers’ compensation Laws, unemployment insurance or other types of social security; (viii) municipal bylaws, restrictions or regulations, and zoning, entitlement, land use, building or planning restrictions or regulations, in each case, promulgated by any Governmental Authority that do not materially impair the value or current use and operation of any affected Owned Real Property; or (ix) any other Liens that have been incurred in the ordinary course of business and that would not materially interfere with the use of the property in question as currently used or the Company and any of its Subsidiaries’ operation of their respective business as currently operated, taken as a whole.

“person” or “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Data” means any data that alone or in combination with other data held by the Company or any of its Subsidiaries allows identification of a natural person.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Preference Shares” means the Preference Shares of nominal or par value US$0.00002 having the designations, powers, preferences, privileges, participating, optional or special rights, and the qualifications, limitations or restrictions thereof including, without limitation, dividend rights, voting rights, terms of redemption and liquidation preferences as the Company Board shall in their sole discretion determine in accordance with the Company’s articles of association.

“Privacy Law” means any Law of the PRC to the Company or any of its Subsidiaries governing privacy, data protection, or data security with respect to the Processing of Personal Data by the Company or any of its Subsidiaries.

“Privacy Policy” means each published privacy policy, privacy notice, or privacy statement of the Company or any of its Subsidiaries relating to the Company’s or any of its Subsidiaries’ Processing of Personal Data.

“Processing” or “Processed” means, with respect to any Personal Data, any operation or set of operations performed thereon, whether or not by automated means, including adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, and retrieval, storage, structuring, transmission, and use.

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“Prohibited Person” means any person that is (a) a national or resident of any U.S. embargoed or restricted country, (b) included on, or affiliated with any person on, the United States Commerce Department’s Denied Parties List, Entities and Unverified Lists; the U.S. Department of Treasury’s Specially Designated Nationals, Specially Designated Narcotics Traffickers or Specially Designated Terrorists, or the Annex to Executive Order No. 13224; the Department of State’s Debarred List; UN Sanctions, or (c) a person with whom business transactions, including exports and re-exports, are restricted by a U.S. Governmental Authority, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“Rollover Shareholders” means the holders set forth on Schedule A attached hereto.

“Rollover Shares” means (i) Shares (including Shares represented by ADSs) held by the Rollover Shareholders as of the date hereof as set forth on Schedule A attached hereto and (ii) any Shares (including Shares represented by ADSs) that the Rollover Shareholders may acquire following the date hereof and prior to the Effective Time by means of purchase, dividend or distribution, or issuance upon the exercise of any Company Options or warrants, the conversion of any convertible securities, the vesting of any Company RSUs or otherwise.

“SAFE” means the State Administration of Foreign Exchange of the PRC.

“SEC” means the U.S. Securities and Exchange Commission.

“SAFE Rules and Regulations” means the SAFE Circular 37, SAFE Circular 7, SAFE Circular 75, SAFE Circular 78 and any other applicable rules, regulations, guidelines and reporting and registration requirements issued by SAFE. For the purpose of this definition, (i) “SAFE Circular 37” means the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Vehicles issued by SAFE on July 14, 2014, which became effective as of July 14, 2014, or any successor rule or regulation under PRC Law; (ii) “SAFE Circular 7” means the Notice on Issues Relating to the Administration of Foreign Exchange for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company issued by SAFE on February 15, 2012, which became effective as of February 15, 2012, or any successor rule or regulation under PRC Law; (iii) “SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005, which became effective as of November 1, 2005 and replaced by SAFE Circular 37 on July 14, 2014; and (iv) “SAFE Circular 78” means the Operation Rules on the Foreign Exchange Administration on the Participation by Domestic Individuals in the Employee Stock Ownership Plans, Stock Option Plans of Offshore Listed Companies issued by SAFE on March 28, 2007, which became effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012.

“Shares” means the ordinary shares, par value US$0.00002 per share, issued by the Company, including such shares represented by the ADSs.

“Shareholders Meeting” means a general meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held in accordance with the Company’s memorandum and articles of association to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

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“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee” means a committee of the Company Board consisting of members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the management of the Company.

“Subsidiary” means, with respect to any party, any person (a) of which such party or any other Subsidiary of such party is a general or managing partner, (b) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, (c) of which at least a majority of the economic interests is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, including interests held through a “variable interest entity” structure or other similar arrangements, or (d) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

“Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction (provided that each reference to “15%” in the definition of “Competing Transaction” should be replaced with “50%”), which was not obtained in violation of Section 6.04, that the Company Board has determined in its good faith judgment, upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), is reasonably likely to be consummated in accordance with its terms without undue delay, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), and would, if consummated, result in a transaction more favorable, from a financial point of view, to the Company’s shareholders (other than holders of Excluded Shares) than the Transactions (including the effect of any termination fee or provision relating to the reimbursement of expenses), provided, that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction.

“Systems” means all information technology networks, systems, devices and other equipment owned or otherwise within the possession or control of the Company and its Subsidiaries.

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“Tax Return” means any return, declaration, statement, report estimate, form or information return relating to Taxes filed or required to be filed with a Governmental Authority, and any schedules or amendments thereof.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Vested Company Option” means any Company Option that shall have become vested at or prior to the Effective Time and remains outstanding at the Effective Time in accordance with the terms of such Company Option.

(b)               The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Accelerated Option	Section 2.02(e)(B)
Accelerated RSU	Section 2.02(e)(B)
Action	Section 3.10
Additional Requisite Regulatory Approvals	Section 3.05
ADS	Section 2.01(b)
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Alternative Financing	Section 6.07(a)
Alternative Financing Documents	Section 6.07(a)
Arbitrator	Section 9.09(b)
Assumed Accelerated Option	Section 2.02(e)(B)
Assumed Unvested Option	Section 2.02(c)
Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals

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Closing	Section 1.02
Closing Date.	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(f)(i)
Company Recommendation	Section 3.04(c)
Company Representatives	Section 3.06(d)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Converted RSUs	Section 2.02(d)
Damages	Section 6.05(c)
Debt Commitment Letter	Section 4.05(a)
Debt Financing	Section 4.05(a)
Debt Financing Parties	Section 8.06(f)(ii)
Definitive Debt Documents	Section 6.07(d)
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Employee	Section 3.12(a)
Enforceability Exceptions	Section 3.04(b)
Environmental Permits	Section 3.21
Equity Commitment Letter	Section 4.05(a)
Equity Financing	Section 4.05(a)
Evaluation Date	Section 3.07(d)
Exchange Act	Section 3.03(c)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(d)
Financing	Section 4.05(a)
Financing Documents	Section 4.05(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05
Guarantor	Recitals
HKIAC	Section 9.09(b)
Holdco Common Stock	Section 2.02(c)
Indemnified Parties	Section 6.05(b)
Limited Guarantee	Recitals
Long Stop Date	Section 8.02(a)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.17(a)
Maximum Annual Premium	Section 6.05(b)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
Nasdaq	Section 3.03(c)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(f)(i)

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Parent Group Contracts	Section 4.12
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 6.01(a)
Record Date	Section 6.02(a)
Representatives	Section 6.03(a)
Required Information	Section 6.07(d)
Requisite Company Vote	Section 3.04(a)
Requisite Regulatory Approvals	Section 3.05
Schedule 13E-3	Section 6.01(a)
Securities Act	Section 5.01(r)
Share Certificates	Section 2.04(b)
Superior Proposal Notice Period	Section 6.04(d)
Support Agreement	Recitals
Surviving Company	Recitals
Takeover Statute	Section 3.18
Trade Secrets	Section 3.14(f)
Transaction Documents	Section 8.06(f)(iv)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)

Section 9.04        Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05        Interpretation.

When a reference is made in this Agreement to a Section, Article, Annex or Schedule such reference shall be to a Section, Article, Annex or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Annex or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Annex or Schedule but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annexes or Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” or “US$” refers to United States Dollars. All “$” amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” mean a calendar day unless otherwise indicated as a “Business Day.”

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Section 9.06        Entire Agreement; Assignment.

This Agreement (including the Annexes and Schedules hereto), the Company Disclosure Schedule and the Confidentiality Agreement, the Equity Commitment Letter and the Limited Guarantee constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between any parties hereto, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (i) any Affiliate of Parent or (ii) the Debt Financing or Alternative Financing sources pursuant to the terms of the applicable Definitive Debt Documents (to the extent necessary to create a security interest herein or otherwise assign as collateral in respect of the Debt Financing or Alternative Financing), provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07        Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, Section 8.06(a) and Section 8.06(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares or holders of Company Options or Company RSUs, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided further that it is agreed that each Debt Financing Provider is an explicit third-party beneficiary of, and may rely on and enforce, Section 8.05, Section 8.06 and Section 9.10.

Section 9.08        Specific Performance.

(a)               Subject to Section 9.08(b) and Section 9.08(c), the parties hereto agree that irreparable damage would occur if any provision of this Agreement is not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(c), the parties hereto acknowledge and agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Parent or Merger Sub, on the one hand, or the Company (acting at the direction of the Special Committee), on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

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(b)               Notwithstanding anything to the contrary in this Agreement, the obligation of Parent to consummate the Transactions and the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent or Merger Sub to cause the Equity Financing to be funded at any time or to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (iii) the Debt Financing (or, if applicable, the Alternative Financing) will be funded at the Closing assuming the Equity Financing is funded at the Closing, and (iv) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.01 and Section 7.03 have been satisfied or that it is waiving any of the conditions to the extent not so satisfied in Section 7.03 and (B) if specific performance is granted and the Debt Financing and if applicable, the Alternative Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause Parent to cause the Equity Financing to be funded and/or to effect the Closing in accordance with Section 1.02 if the Debt Financing (or, if applicable, Alternative Financing) will not be funded at the Closing even if the Equity Financing is funded at the Closing.

(c)               Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(d)               This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Documents (including the expiration or termination provisions thereof).

Section 9.09        Governing Law; Dispute Resolution.

(a)               This Agreement shall be governed by and construed in accordance with the laws of the State of New York, except that the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of the Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

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(b)               Subject to Section 9.08, Section 9.09(a) and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s) shall nominate jointly one Arbitrator; the respondent(s) shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)               EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09(c).

Section 9.10        Amendment.

This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board (upon recommendation of the Special Committee); provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share (including Shares represented by ADSs) shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. None of the provisions in Section 8.05, Section 8.06(f), Section 9.07, Section 9.09(c) or Section 9.10, or (for the purposes of such provisions) any defined term used in any of such provisions, may be amended or waived in a manner adverse to any Debt Financing Provider without the prior written consent of each such Debt Financing Provider.

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Section 9.11        Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board (upon recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12        Special Committee Approval.

Subject to the requirements of applicable Law, any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Company Board under this Agreement shall be made or taken at the direction of, and only at the direction of, the Special Committee.

Section 9.13        Counterparts.

This Agreement may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

FNOF Precious Honour Limited

By: /s/ IP Kun Wan
Name: IP Kun Wan
Title: Director

Rim Peak Technology Limited

By: /s/ IP Kun Wan
Name: IP Kun Wan
Title: Director

O2MICRO International Limited

By: /s/ Lawrence Lin
Name: Lawrence Lin
Title: Chairman of the Special Committee of the Board of Directors

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date]

BETWEEN

(1)               Rim Peak Technology Limited, an exempted company incorporated under the laws of the Cayman Islands on June 7, 2022, with its registered office situated at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (“Merger Sub”); and

(2)               O2Micro International Limited, an ordinary resident company incorporated under the laws of the Cayman Islands on March 14, 1997, with its registered office at the offices of Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or the “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)               Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of September 30, 2022 by and between FNOF Precious Honour Limited, Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), pursuant to which Merger Sub will merge with and into the Company and cease to exist, and the Surviving Company will continue as the surviving company in the Merger.

(b)               This Plan of Merger is made in accordance with section 233 of the Companies Act.

(c)               Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.                  The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.                  The surviving company (as defined in the Companies Act) is the Surviving Company and its name shall be O2Micro International Limited

REGISTERED OFFICE

3.                  The Surviving Company shall have its registered office at [•].

2

AUTHORIZED AND ISSUED SHARE CAPITAL

4.                  Immediately prior to the Effective Time (as defined below) the authorized share capital of Merger Sub was US$[•] divided into [•] ordinary shares of US$[•] par value per share, of which [1] share has been issued.

5.                  Immediately prior to the Effective Time, the authorized share capital of the Company is US$100,000 divided into (i) 4,750,000,000 Shares of US$0.00002 each and (ii) 250,000,000 Preference Shares with nominal or par value of US$0.00002 each, of which [1,669,036,600] Shares have been issued and fully paid.

6.                  At the Effective Time, the authorized share capital of the Surviving Company shall be US$[•] divided into [•] ordinary shares of US$ [•] par value per share.

7.                  At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)               Each Share of par value US$0.00002 per share, of the Company issued and outstanding immediately prior to the Effective Time (other than the Share represented by ADSs, Excluded Shares and the Dissenting Shares) shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration, being US$0.1 per Share.

(b)               Each Share of par value US$0.00002 per share, of the Company issued and outstanding which is represented by an ADS (other than ADSs representing Excluded Shares) immediately prior to the Effective Time, shall be cancelled in exchange for the right to receive the Per ADS Merger Consideration, being US$5.0 per ADS.

(c)               Each of the Excluded Shares issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor other than as set forth in the Support Agreement (as defined in the Agreement).

(d)               Each of the Dissenting Shares shall be cancelled and shall cease to exist in accordance with Section 2.03 of the Agreement and thereafter represent only the right to receive the applicable payments set forth in Section 2.03 of the Agreement.

(e)               Each ordinary share, par value US$[●] per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value US$[●] per share, of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

8.                  At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.                  The Merger shall take effect on [●] (the “Effective Time”).

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PROPERTY

10.              At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.              The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.              There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.              The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[●]	[●]

SECURED CREDITORS

14.              (a) Merger Sub has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger (except any security interest granted for the purpose of the Financing (as defined in the Agreement)). The Merger Sub has obtained the consent to the Merger of each holder of such security interests pursuant to section 233(8) of the Companies Act; and

(b)       The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.              This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

AMENDMENTS

16.              At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Surviving Company and Merger Sub in accordance with Section 235(1) of the Companies Act, including to effect any other changes to this Plan of Merger which the directors of both the Surviving Company and Merger Sub deem advisable, provided, that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or Merger Sub, as determined by the directors of both the Surviving Company and Merger Sub, respectively.

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APPROVAL AND AUTHORIZATION

17.              This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Act.

18.              This Plan of Merger has been authorized by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Act.

COUNTERPARTS

19.              This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

20.              This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof, the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

For and on behalf of Rim Peak Technology Limited:

____________________________
[Name]
Director

For and on behalf of O2Micro International Limited:

____________________________
[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

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SCHEDULE A

SHARES HELD BY ROLLOVER SHAREHOLDERS

Rollover Shareholder	Number of Shares
Shyun-Dii Sterling Du	93,109,650
Chuan-Chiung Perry Kuo	27,450,100
Rong Hu	1,085,000
Heng Yang	247,500
Hongming Su	887,500
Ching-Chuan Kuo	4,106,200
Chao Ching Lee	175,000
Chien-Kuo Li	1,351,250
Kenichiro Ueda	1,466,350
Hsiao-Tsai Chen	3,143,250
Yun Lin	3,128,500
Guoxing Li	5,655,950
Asia Management Limited	28,950,000
Pan Pacific Technologies Limited	28,200,000
Genova International Holdings Inc	24,700,000
Jillian Wei Du	10,057,250
Clayton Young Du	12,907,500
Total	246,621,000

Part I of Schedule 2.02

Part II of Schedule 2.02

Part III of Schedule 2.02